Bringing Value to the Surface

Northgate Minerals Corporation
Q3 2007 Report to Shareholders

THIRD QUARTER HIGHLIGHTS

  Kemess South produced 70,055 ounces of gold and 18.8 million pounds of copper at a net cash cost of negative $233 per ounce of gold, which was the lowest quarterly cash cost recorded in the history of the mine.

  On October 29, 2007, Northgate announced a friendly proposal to acquire Perseverance Corporation Ltd. (Perseverance), which operates two gold mines in Australia with a combined annual production of approximately 200,000 ounces.

  Exploration drilling at Young-Davidson continued to expand the area of known underground resources and a revised resource calculation is expected to be announced by the end of 2007.

  On September 17, 2007, the Joint Federal-Provincial Review Panel for the Kemess North project submitted its report to the Ministers of Environment, recommending that the project not be allowed to proceed.

Management's Discussion & Analysis
All dollar amounts are stated in United States dollars unless otherwise indicated.

RESULTS OF OPERATIONS

Kemess South Mine Performance

The Kemess mine posted strong production of 70,055 ounces of gold and 18.8 million pounds of copper in the third quarter of 2007, which was consistent with Northgate’s most recent forecast. For the balance of 2007, as a consequence of small variances and modifications to the ore release plan, Northgate now expects Kemess South’s total 2007 metal production to be approximately 270,000 ounces of gold and 68.4 million pounds of copper.

During the third quarter of 2007, approximately 11.3 million tonnes of ore and waste were removed from the open pit, which was approximately the same as it was during the corresponding quarter of 2006. Unit mining costs during the most recent quarter were Cdn$1.56 per tonne compared with Cdn$1.52 per tonne in the third quarter of 2006.

Mill availability during the third quarter of 2007 was 93% and mill throughput averaged 52,029 tonnes per day (tpd), compared with 90% availability and throughput of 49,817 tpd in the third quarter of 2006. Mill availability in the third quarter of 2007 was higher than average due to the advantageous timing of maintenance shutdowns. Mill throughput was 4% higher than it was in the same period last year due to the higher mill availability.

Gold and copper recoveries averaged 71% and 86%, respectively, in the third quarter of 2007, which was higher than the recoveries of 68% and 82%, respectively, recorded in the third quarter of 2006 because no supergene-leachcap ore, which has metallurgical characteristics that generate lower metal recoveries, was milled in the most recent quarter.

Metal concentrate inventory increased by 1,000 wet metric tonnes (wmt) in the third quarter to approximately 7,000 wmt at September 30, 2007. Concentrate inventory is expected to decline by year-end to less than 5,000 wmt.

The total unit cost of production during the third quarter of 2007 was Cdn$12.31 per tonne milled, which was significantly lower than the Cdn$14.71 per tonne milled in the corresponding period of 2006 due primarily to the decrease in treatment and refining charges for copper concentrate that occurred in 2007 and the higher tonnes of ore milled in the most recent quarter. Total site operating costs in the third quarter of 2007 were Cdn$41.4 million, which was in line with third quarter 2006 costs of Cdn$40.6 million. The net cash cost of production at Kemess in the third quarter of 2007 was at a record low of negative $233 per ounce of gold compared to the previous record of negative $118 per ounce reported in the third quarter of 2006.

The following table provides a summary of operations for the third quarter and the nine months of 2007 and the comparable periods of 2006.

2007 Kemess Mine Production
(100% of production basis)	Q3 2007	Q3 2006	9M 2007	9M 2006

Ore plus waste mined (tonnes)	11,282,000	11,355,290	33,983,404	34,645,827
Ore mined (tonnes)	4,799,000	3,970,620	13,854,785	12,472,892
Stripping ratio (waste/ore)	1.35	1.86	1.45	1.57
Ore milled (tonnes)	4,786,712	4,583,196	13,563,691	13,666,645
Ore milled per day (tonnes)	52,029	49,817	49,684	50,061
Gold grade (grams per metric tonne)	0.642	0.745	0.680	0.760
Copper grade (%)	0.207	0.237	0.207	0.245
Gold recovery (%)	71	68	69	68
Copper recovery (%)	86	82	83	81
Gold production (ounces)	70,055	74,789	204,164	228,549
Copper production (thousands pounds)	18,822	19,602	51,363	59,954
Net cash cost ($/ounce)	(233)	(118)	(59)	(44)

Safety

Kemess recorded no lost time injuries during the third quarter of 2007 and remains the safest metal mine in British Columbia fozr the first nine months of the 2007. The Young-Davidson project continued to operate without a lost time injury.

Financial Performance

Northgate recorded a net loss of $11,937,000 or $0.05 per diluted common share in the third quarter of 2007 compared with net earnings of $14,902,000 or $0.07 per share during the corresponding quarter of 2006. The net loss for the quarter included a $32,347,000 non-cash write-down of the carrying value of the Kemess North project. Cash flow from operations during the most recent quarter was $29,445,000 or $0.12 per diluted common share compared with cash flow of $64,465,000 or $0.28 per diluted common share during the same quarter last year. Per share data is based on the weighted average diluted number of shares outstanding of 254,210,079 in the third quarter of 2007 and 226,992,626 in the corresponding period of 2006.

Northgate's revenue in the third quarter of 2007 was $86,756,000 compared with $102,667,000 in the corresponding period in 2006. Revenue for the third quarter of 2007 was reduced by mark-to-market adjustments of $17,255,000 on Northgate's hedge book (2006 – positive $19,754,000). Due to mark-to-market requirements of Canadian generally accepted accounting principles (Canadian GAAP) and the large size of the Corporation's copper forward sales position relative to quarterly copper production, earnings in future quarters may fluctuate significantly depending on future movements in the price of copper. Metal sales in the third quarter of 2007 consisted of 73,545 ounces of gold and 18.9 million pounds of copper, compared with 73,792 ounces of gold and 19.1 million pounds of copper in the third quarter of 2006. During the third quarter of 2007, the price of gold on the London Bullion Market (LBM) averaged $681 per ounce (2006 – $622) and the price of copper on the London Metal Exchange (LME) averaged $3.50 per pound (2006 – $3.48). The net realized metal prices received on metal sales in the third quarter of 2007 were approximately $608 per ounce of gold and $2.94 per pound of copper, compared with $531 per ounce and $3.43 per pound in the third quarter of 2006. A total of $7,438,000 in gold hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred (see section on Changes in Accounting Policies). The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $101 per ounce, compared with $91 per ounce in the corresponding quarter one year ago. During the quarter, Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) exercised its right to revise the copper pricing quotational period from one month after the month of arrival (MAMA) to four MAMA. In order to properly match the new pricing periods, forward sales contracts for August, September and October, representing a total volume of 7,050 metric tonnes of copper, were rolled forward into the January 2008 to April 2008 period at an average forward price of $3.41 per pound. The cost of this roll was $1,974,000, which was expensed in the third quarter resulting in a lower realized price of copper than would otherwise have been the case.

Q3 2007 Interim Report

The cost of sales in the third quarter of 2007 was $59,241,000 compared with the corresponding period last year when the cost of sales was $59,069,000. Cost of sales in the most recent quarter reflect the reduction in treatment and refining charges in 2007; however, this was offset by the impact of the strengthening Canadian dollar on the Corporation's mostly Canadian dollar costs.

Administrative and general expenses totaled $2,019,000 in the third quarter of 2007, slightly higher than the $1,951,000 recorded in the corresponding period of 2006, due to the increased administration and compliance spending as well as the cost of various business development initiatives.

Depreciation and depletion expenses in the third quarter were lower at $8,050,000 compared to $8,397,000 during the corresponding period of 2006 due to the impact of the increase in the reserve base announced earlier in the year.

Net interest income was significantly higher at $4,611,000 in the third quarter of 2007 compared with $1,180,000 in the corresponding quarter of 2006, as the result of substantial increases in the Corporation's cash position due to strong operating cash flow and the exercise of share purchase warrants in December 2006, which brought $99,998,000 into Northgate's treasury.

Exploration costs in the third quarter were significantly higher at $10,773,000 compared with $3,509,000 in the comparable period of 2006, as the result of increased activity at the Young-Davidson property where the advanced underground exploration program continues.

Capital expenditures during the third quarter of 2007 totaled $4,926,000 compared to $4,817,000 in the corresponding period of 2006 and continue to be primarily devoted to ongoing construction of the Kemess South tailings dam.

Capital Resources

Northgate maintains a portion of its investments in AAA rated Auction Rate Securities (ARS). ARS are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of ARS auctions began to fail and the Corporation is currently holding $72,600,000 in ARS, which currently lack liquidity. Northgate's ARS investments were originally structured and marketed by a major investment bank in the United States and all of Northgate's ARS investments continue to make regular cash interest payments and are still rated AAA by Standard & Poor's (S&P) and Aaa by Moody's.

Due to the high credit worthiness of its ARS investments, third party valuation reports which value these investments at 100% of par value, and management's assessment that the liquidity issues surrounding the specific ASR securities held by the Corporation will be resolved within the next twelve months, these investments continue to be classified by the Corporation at September 30, 2007, as available for sale short-term investments at their original par value, which is equal to their fair value.

The balance of the Corporation's investments are held in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers acceptances and other highly rated short term investment instruments which are recorded as cash and cash equivalents. The Corporation has no investments in Asset Backed Commercial Paper (ABCP), Mortgage Backed Securities (MBS) or Collateralized Debt Obligations (CDO).

Based on the Corporation's current cash and investment balances and expected operating cash flows, it does not anticipate that the lack of liquidity for its ARS investments will adversely affect its ability to conduct its business.

NON-GAAP MEASURE

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.

Q3 2007 Interim Report

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

(Expressed in thousands of US$, except per ounce amounts)	Q3 2007	Q3 2006

Gold production (ounces)	70,055	74,789

Cost of sales	$59,241	$59,069
Change in inventories and other	(2,854)	1,069
Gross copper and silver revenue	(72,694)	(68,991)

Total cash cost	(16,307)	(8,853)

Cash cost ($/ounce)	$(233)	$(118)

KEMESS NORTH PROJECT

On September 17, 2007, after two and a half years of review and multiple rounds of public hearings, the Kemess North Joint Federal-Provincial Environmental Review Panel issued its report recommending that the project not be allowed to proceed. The Federal and Provincial governments are now studying the Panel's report and are expected to make a final decision on whether to permit the development of Kemess North sometime in the first half of 2008.

While Northgate strongly disagrees with the Panel's recommendation, the uncertainty it has created for the Kemess North project has forced the company to redefine its project development priorities. Northgate has ceased all project activities at Kemess North including exploration, feasibility study work and detailed engineering and is refocusing its development activities on projects in other jurisdictions. As a result of the panel report, Northgate has written off the full carrying value of its investment in Kemess North.

In the event that the Federal and Provincial governments also disagree with the Panel's recommendation and grant approval for the Kemess North project to proceed and the First Nations reconsider their stance on the project, Northgate will revisit the project at that time.

EXPLORATION UPDATE

Young-Davidson

Drilling continued during the third quarter at Young-Davidson with six drill rigs in operation. One drill targeted in-fill drilling on the proposed open-pit area. The other five rigs drilled deeper underground targets in and around the known underground resources on the Young-Davidson property. Diamond drilling completed in the third quarter of 2007 attempted to define the eastern and western edges of the deposit to a depth of 1,300 metres (m), and to expand resources below and laterally adjacent to the three main zones in the deposit: the Lower Boundary zone, the Lucky zone, and the Lower YD zone.

The longitudinal section shown in Figure 1 depicts known resource areas (as defined in the legend), historic mine workings, simplified geology, and potential new resource areas, along with the pierce points for holes drilled. Drill hole results reported for the first time are indicated by a five-point star. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 m.

Drill hole YD-07-49A was drilled in the gap between the Upper and Lower Boundary zones. This hole had a wide mineralized section that returned 2.35 grams per metric tonne (g/t) gold over 77.6m including 5.01 g/t gold over 25.6m and 7.87 g/t gold over 10.2m. Holes YD-07-33E and YD-07-33D are both located in an undrilled section of the Lower Boundary zone, and both returned auriferous sections at the zone horizon. In the case of YD-07-33E, returned assays averaged 3.32 g/t gold over 21.2m.

Hole YD-07-48 was drilled in the Lower Lucky zone within an assumed gap in the mineralization. This hole returned a narrow intersection of 7.93 g/t gold over 4.7m. This hole is located approximately 75m above YD90-22X, which was completed earlier this year and returned 4.42 g/t gold over 31.3m including 6.42 g/t gold over 19.5m.

Q3 2007 Interim Report

Drill hole YD-07-46 was targeting the Lower YD zone at the 9,000 level (~ -1,350m). This hole intersected a barren post mineralization dyke at the zone horizon. The hole intersected a small amount of zone material in the footwall on the east flank of the dyke, returning 2.4 g/t gold over 9m. This hole is currently being wedged off to intersect the entire zone on the east flank of the dyke.

A total of six holes are currently in progress on the Young-Davidson property and drilling is scheduled to continue at the current pace until the end of 2007 and a resource update is on track to be released by year-end.

Drill hole collar locations for all the holes referred to in this report can be found in Appendix 1.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

No. 1 Shaft
No. 3 Shaft
10355.5 mL
22500mE
23000mE
23500mE
24000mE
24500mE
10000 mL
9500 mL
9000 mL
Ramp
Upper Boundary Zone
Lucky Zone
Lower YD Zone
Lower Boundary Zone
Exploration Area
Drill Inferred Fault
Dyke H
Dyke F
Dyke D
Dyke C2
Dyke C1
Dyke B
07
12
14
08
03
06
18
19
15
04
10
11
38
39
43
51
49A
35
36
47
48
13
37
34
22
23
24
40C (LZ)
32
17
25
41
01C
22x
45A
01D
42
42A
27
28
17
17B
01A
01B
02
29
45
31A
17B
20C
09
01
16A
16C
21A
31
20B
20E
26
21
33D
16B
16
33E
20D
20A
46
33A
33
Northgate Minerals Corporation
Young Davidson Project
Long Section
Looking North
Mined Out Area
Indicated Resources
Inferred Resources
Open Pit Resources
Potential
New Resources
Diabase Dyke
Syenite
Mafic Flow
Pierce Point 2006-2007
Hole Not Included in
Resource Calculation
Hole In Progress
Reported Hole

The ramp that will provide underground access to the deposit advanced by 580 m during the quarter and is now 40% complete. Underground definition drilling has begun from the second leg of the ramp targeting the Upper Lucky zone in order to move the resources there from Inferred to Indicated status. Dewatering of the existing No. 3 shaft down to the 250-m level has been completed and the underground infrastructure left by the previous operator continues to be in excellent condition.

The environmental and engineering studies that will form a critical part of the pre-feasibility study for the project are proceeding along rapidly and will be adjusted to incorporate the updated resource figures due out at the end of the year. A project prospectus was developed and filed with both Provincial and Federal government ministries during the quarter in order to initiate permitting activities.

Q3 2007 Interim Report

Table 1 – Selected Intersections from Drill Holes at Young-Davidson

Boundary Zone

Hole ID	From	To	Core Length	True	Gold
	(m)	(m)	(m)	Thickness (m)	(g/t)
YD-07-33D	1282.5	1308.0	25.5	20.3	2.08
Including	1282.5	1290.0	7.5	6.0	2.77
	1354.7	1370.6	15.9	12.7	1.96
Including	1359.0	1365.0	6.0	4.8	2.91
YD-07-33E	1267.0	1285.7	18.7	16.0	2.67
Including	1274.1	1285.7	11.6	9.9	3.30
Including	1277.0	1284.5	7.5	6.4	4.11
	1321.5	1394.0	72.5	68.8	1.97
Including	1360.8	1382.0	21.2	20.1	3.32
Including	1371.5	1380.5	9.0	8.6	4.35
YD-07-49A	625.2	702.8	77.6	42.0	2.35
Including	633.5	659.1	25.6	13.7	5.01
Including	648.9	659.1	10.2	5.4	7.87

Lucky Zone

Hole ID	From	To	Core Length	True	Gold
	(m)	(m)	(m)	Thickness (m)	(g/t)
YD-07-48	731.5	750.0	18.5	13.9	1.42
Including	734.5	739.5	5.0	3.8	2.30
	868.5	874.2	5.7	4.4	4.64
	956.8	961.5	4.7	3.7	7.93

Young-Davidson Zone

Hole ID	From	To	Core Length	True	Gold
	(m)	(m)	(m)	Thickness (m)	(g/t)
YD-07-46	1456.0	1481.5	25.5	15.6	1.52
Including	1468.0	1481.5	13.5	8.3	2.04
Including	1468.0	1477.0	9.0	5.6	2.40

QUALITY CONTROL – ANALYSES AND SAMPLE LOCATION

Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in National Instrument 43-101 (NI 43-101) Technical Reports filed on SEDAR (www.sedar.com) on January 29, 2007. Summaries of these procedures may also be found in Northgate’s press release dated April 10, 2006.

Q3 2007 Interim Report

QUALIFIED PERSONS

The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate's geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate's Exploration Manager.

* * * * * * *

NOTE TO US INVESTORS:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this report are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

* * * * * * *

NOTE TO SECURITY HOLDERS:

This interim report does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Perseverance. Information about Perseverance is provided by Perseverance and Northgate has not verified its accuracy or completeness.

Subject to the terms and conditions set forth in the Merger Implementation Agreement relating to the proposed transaction, Perseverance intends to mail a scheme booklet (which will include an explanatory statement and independent expert's report) to its shareholders. Perseverance shareholders and other interested parties are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information.

Q3 2007 Interim Report

APPENDIX 1 – DRILL HOLE COLLAR LOCATIONS

Young-Davidson

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth (m)
YD-07-33A	23248.5	9701.7	10324.9	0	-70	1546.1
YD-07-33B	23248.5	9701.7	10324.9	0	-70	1461.0
YD-07-33C	23248.5	9701.7	10324.9	0	-70	1550
YD-07-33D	23248.5	9701.7	10324.9	0	-70	1393.3
YD-07-33E	23248.5	9701.7	10324.9	0	-70	1439.0
YD-07-34	22711.5	10064.7	10331.0	353.0	-70	1066.8
YD-07-37	23599.0	9976.0	10340.1	9	-70	1021.2
YD-07-38	22711.5	10244.0	10330.0	0	-70	609.0
YD-07-39	22713.1	10191.2	10333.1	350	-70	719.0
YD-07-40	23875	10125	10340	315	-70	354.0
YD-07-40A	23875	10125	10340	312	-70	261.0
YD-07-40B	23875	10125	10340	310	-70	547.0
YD-07-40C	23875	10125	10340	302	-70	969.0
YD-07-41	23200.8	9940.0	10325.0	0	-65	1068.0
YD-07-42	23522.0	9935.0	10322.0	356	-70	1008.0
YD-07-42A	23522.0	9935.0	10322.0	356	-70	1400
YD-07-43	23200.8	9940.0	10325.0	0	-60	919.0
YD-07-44	22685.0	9725.0	10331.0	0	-70	19.3
YD-07-45	23200.8	9940.0	10325.0	0	-70	1200
YD-07-46	22685.0	9725.0	10331.0	0	-70	1700
YD-07-48	23110.3	10037.4	10318.9	5	-67	1003.5
YD-07-49A	23490.0	10140.0	10330.0	0	-70	714.0

Q3 2007 Interim Report

INTERIM CONSOLIDATED BALANCE SHEETS

	September 30	December 31
Thousands of US dollars	2007	2006

	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$269,191	$262,199
Short-term investments (note 6)	72,600	-
Concentrate settlements and other receivables	49,636	17,960
Inventories	37,626	26,208
Future income tax asset	5,380	7,469
Deferred hedging loss	-	8,583

	434,433	322,419
Other assets	17,937	27,622
Future income tax asset	10,487	6,291
Mineral property, plant and equipment	123,872	159,299
Investments	950	-

	$587,679	$515,631

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$67,656	$22,023
Current portion of capital lease obligations	2,506	2,439

	70,162	24,462
Capital lease obligations	681	2,586
Other long-term liabilities (note 4)	16,735
Provision for site closure and reclamation obligations (note 5)	48,550	28,197
Future income tax liability	315	12,638

	136,443	67,883

Shareholders' equity
Common shares	308,841	307,914
Contributed surplus	3,794	2,596
Accumulated other comprehensive income (note 2)	(4,753)	-
Retained earnings	143,354	137,238

	451,236	447,748

	$587,679	$515,631

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

Q3 2007 Interim Report

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Thousands of US dollars, except	Three Months Ended Sept 30		Nine Months Ended Sept 30
share and per share amounts, unaudited	2007	2006(1)	2007	2006(1)

Revenue	$86,756	$102,667	$241,947	$293,074

Cost of sales	59,241	59,069	166,611	164,123
Administrative and general	2,019	1,951	6,772	6,666
Depreciation and depletion	8,050	8,397	28,009	25,469
Net interest income	(4,611)	(1,180)	(12,311)	(1,857)
Exploration	10,773	3,509	22,208	6,496
Currency translation loss (gain)	(2,796)	607	(7,960)	(1,804)
Accretion of site closure and reclamation costs	964	386	1,869	1,147
Writedown of mineral property (note 7)	32,347	-	32,347	-
Other	1,915	40	2,826	8,423

	107,902	72,779	240,371	208,663

Earnings before income taxes	(21,146)	29,888	1,576	84,411
Income tax recovery (expense)
Current	(1,040)	(1,482)	(6,258)	(4,455)
Future	10,249	(13,504)	10,798	6,996

	9,209	(14,986)	4,540	2,541

Net earnings (loss) for the period	$(11,937)	$14,902	$6,116	$86,952

Other comprehensive income
Reclassification of net realized gains on available for sale securities to net earnings	-	-	(315)	-
Unrealized gain (loss) on available for sale securities	(276)	-	190	-
Reclassification of deferred losses on gold forward contracts to net earnings, net of tax of $2,538 Q3 and $7,276 YTD	4,900	-	14,048	-

	4,624	-	13,923	-

Comprehensive income (loss)	$(7,313)	$14,902	$20,039	$86,952

Net earnings (loss) per share
Basic	$(0.05)	$0.07	$0.02	$0.40
Diluted	$(0.05)	$0.07	$0.02	$0.39
Weighted average shares outstanding
Basic	254,210,079	215,636,477	254,111,883	215,085,895
Diluted	254,210,079	226,992,626	255,329,229	222,281,149

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	Three Months Ended Sept 30		Nine Months Ended Sept 30
Thousands of US dollars, unaudited	2007	2006(1)	2007	2006(1)

Retained earnings, beginning of period	$155,291	$102,546	$137,238	$30,496
Net earnings (loss) for the period	(11,937)	14,902	6,116	86,952

Retained earnings, end of period	$143,354	$117,448	$143,354	$117,448

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

Q3 2007 Interim Report

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

						Accumulated
	Number of	Common	Share			Other
Thousands of US dollars,	Common	Shares	Purchase	Contributed	Retained	Comprehensive
except common shares, unaudited	Shares	Amount	Warrants	Surplus	Earnings	Income	Total

Balance at December 31, 2006	253,700,033	$307,914	$-	$2,596	$137,238	$-	$447,748
Transitional adjustment on adoption of financial instruments	-	-	-	-	-	(18,676)	(18,676)
Shares issued under employee share purchase plan	32,807	79	-	-	-	-	79
Shares issued on exercise of options	413,420	519	-	(153)	-	-	366
Stock-based compensation	-	39	-	759	-	-	798
Net income	-	-	-	-	9,406	-	9,406
Other comprehensive income	-	-	-	-	-	4,125	4,125

Balance at March 31, 2007	254,146,260	$308,551	$-	$3,202	$146,644	$(14,551)	$443,846

Shares issued under employee share purchase plan	41,860	107	-	-	-	-	107
Shares issued on exercise of options	5,600	15	-	(4)	-	-	11
Stock-based compensation	-	53	-	320	-	-	373
Net income	-	-	-	-	8,647	-	8,647
Other comprehensive income	-	-	-	-	-	5,174	5,174

Balance at June 30, 2007	254,193,720	$308,726	$-	$3,518	$155,291	$(9,377)	$458,158

Shares issued under employee share purchase plan	46,559	67	-	-	-	-	67
Shares issued on exercise of options	5,200	14	-	(3)	-	-	11
Stock-based compensation	-	34	-	279	-	-	313
Net loss	-	-	-	-	(11,937)	-	(11,937)
Other comprehensive income	-	-	-	-	-	4,624	4,624

Balance at September 30, 2007	254,245,479	$308,841	$-	$3,794	$143,354	$(4,753)	$451,236

The accompanying notes form an integral part of these consolidated financial statements.

Q3 2007 Interim Report

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
						Accumulated
	Number of	Common	Share			Other
Thousands of US dollars,	Common	Shares	Purchase	Contributed	Retained	Comprehensive
except common shares, unaudited	Shares	Amount	Warrants	Surplus	Earnings	Income	Total

Balance at December 31, 2005	214,011,246	$195,565	$8,715	$1,657	$30,496	$-	$236,433
Shares issued under employee share purchase plan	45,027	68	-	-	-	-	68
Shares issued on exercise of share purchase warrants	314,523	480	(102)	-	-	-	378
Shares issued on exercise of options	386,800	490	-	(154)	-	-	336
Stock-based compensation	-	34	-	1,131	-	-	1,165
Net income	-	-	-	-	21,735	-	21,735

Balance at March 31, 2006	214,757,596	$196,637	$8,613	$2,634	$52,231	$-	$260,115

Shares issued under employee share purchase plan	30,269	76	-	-	-	-	76
Shares issued on exercise of share purchase warrant	10,202	27	-	-	-	-	27
Shares issued on exercise of options	810,880	2,245	-	(706)	-	-	1,539
Stock-based compensation	-	39	-	240	-	-	279
Net income	-	-	-	-	50,315	-	50,315

Balance at June 30, 2006	215,608,947	$199,024	$8,613	$2,168	$102,546	$-	$312,351

Shares issued under employee share purchase plan	30,955	73	-	-	-	-	73
Shares issued on exercise of share purchase warrant	2,778	8	-	-	-	-	8
Shares issued on exercise of options	22,800	84	-	(27)	-	-	57
Stock-based compensation	-	36	-	244	-	-	280
Net income	-	-	-	-	14,902	-	14,902

Balance at September 30, 2006	215,665,480	$199,225	$8,613	$2,385	$117,448	$-	$327,671

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

Q3 2007 Interim Report

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended Sept 30		Nine Months Ended Sept 30
Thousands of US dollars, unaudited	2007	2006(1)	2007	2006(1)

Operating activities:
Net earnings for the period	$(11,937)	$14,902	$6,116	$86,952
Non-cash items:
Depreciation and depletion	8,050	8,397	28,009	25,469
Unrealized currency translation losses (gains)	1,151	54	1,827	(288)
Accretion of site closure and reclamation costs	964	386	1,869	1,147
Amortization of hedging losses	7,438	7,525	21,325	15,027
Amortization of deferred charges	81	75	229	489
Stock-based compensation	313	280	1,484	1,724
Future income tax expense (recovery)	(10,249)	13,504	(10,798)	(6,996)
Change in fair value of forward contracts	17,255	(19,754)	54,259	1,356
Writedown of mineral property	32,347	-	32,347	-
Gain on sale of investments	-	-	(315)	-
Changes in operating working capital and other:
Concentrate settlements and other receivables	(16,410)	46,417	(43,628)	1,960
Inventories	156	(1,720)	(3,515)	(4,204)
Accounts payable and accrued liabilities	4,867	(469)	17,069	6,152
Settlement of forward contracts	(4,581)	(5,132)	(13,907)	(23,825)
Reclamation costs paid	-	-	-	(2,235)

	29,445	64,465	92,371	102,728

Investing activities:
Purchase of other assets	-	(45)	-	(131)
Purchase of mineral property, plant and equipment	(4,926)	(4,817)	(11,260)	(9,084)
Purchase of short-term investments	(72,600)	-	(72,600)	-
Purchase of investments	-	-	(322)	-

	(77,526)	(4,862)	(84,182)	(9,215)

Financing activities:
Repayment of capital lease obligation	(567)	(4,077)	(1,838)	(6,162)
Repayment of long-term debt	-	-	-	(13,700)
Issuance of common shares	78	138	641	2,564

	(489)	(3,939)	(1,197)	(17,298)

Increase / (decrease) in cash and cash equivalents	(48,570)	55,664	6,992	76,215
Cash and cash equivalents, beginning of period	317,761	71,190	262,199	50,639

Cash and cash equivalents, end of period	$269,191	$126,854	$269,191	$126,854

Supplementary information
Cash paid during the period for:
Interest	$71	$163	$216	$895

(1) Adjusted (note 2)
The accompanying notes form an integral part of these consolidated financial statements.

Q3 2007 Interim Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2007 and 2006 (unaudited)

All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.

NOTE 1

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation ("Northgate" or the "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2006.

NOTE 2

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity. The components of AOCI as at September 30, 2007, are as follows:

Unrealized gain on available for sale securities	$203
Unrealized hedging losses	(4,956)

AOCI	$(4,753)

Financial Instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

  Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

  Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

  Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

Q3 2007 Interim Report

Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders' equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders' equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders' equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

Inventory

In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1, 2006 increased by $12,819,000. There were no other material adjustments required for the three and nine month periods ended September 30, 2006.

NOTE 3

STOCK BASED COMPENSATION

Options were not granted during the three months ended September 30, 2007 (2006 – nil). During the three months ended September 30, 2007, $279,000 (2006 – $244,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended September 30, 2007, a total of 93,500 options were cancelled and 5,200 options were exercised.

At September 30, 2007, there were 5,428,800 options outstanding, of which 2,911,700 were exercisable.

There were no options granted during the three months ended June 30, 2007 (2006 – nil). During the three months ended June 30, 2007, $320,000 (2006 – $240,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended June 30, 2007, a total of 19,800 options were cancelled and 5,600 options were exercised.

During the three months ended March 31, 2007, the Corporation granted a total of 1,425,000 (2006 – 1,212,000) options to employees, with a term of seven years. 1,410,000 of these options are exercisable at Cdn$4.07 and 15,000 are exercisable at Cdn$3.48. Twenty percent (282,000) of the options granted at Cdn$4.07 vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years and five years respectively. The fair value of the options granted for the three months ended March 31, 2007 was $2,500,000 (2006 – $1,480,000). During the three months ended March 31, 2007, $759,000 (2006 – $1,131,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2007, a total of 114,020 options were cancelled and 413,420 options were exercised.

The fair value of the share options granted during 2007 was estimated using the Black–Scholes pricing model with the following assumptions:

For Options Granted in
	Q3 2007	Q3 2006	Q2 2007	Q2 2006	Q1 2007	Q1 2006

Risk-free interest rate	—	—	—	—	3.94%	4.1%
Annual dividends	—	—	—	—	—	—
Expected stock price volatility	—	—	—	—	53.4%	60%
Expected option life	—	—	—	—	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	—	—	—	—	$2.05	$1.42

Q3 2007 Interim Report

NOTE 4

FINANCIAL INSTRUMENTS

At September 30, 2007, the Corporation had forward sales commitments with major financial institutions to deliver 18,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between October 31, 2007 and December 31, 2007. On January 1, 2007, the Corporation adopted the CICA new standard on hedges (note 2). In conjunction with the adoption of Section 3855, the Corporation elected to discontinue hedge accounting. Therefore, the forward sales contracts are now recorded at their fair value with changes in fair value including in earnings for the period. The unrealized loss on these forward sales contracts at September 30, 2007, was approximately $7,882,000, which is recorded in accrued liabilities. The deferred hedging loss, which was reclassified to the opening balance of AOCI in shareholders' equity on January 1, 2007, and the transitional adjustment required to recognize the fair value of outstanding forward sales contracts on adoption of Section 3855 will be released into net earnings at the time the sales associated with the forward contracts occur.

At September 30, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of 32,950 metric tonnes of copper were sold forward using London Metal Exchange (LME) contracts maturing from November 2007 through October 2010 at an average forward price of $2.87 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average LME cash prices over the same period. The volume of these forward sales contracts match expected future pricings of copper in concentrate produced and delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at September 30, 2007 was a net loss of $35,714,000 of which $18,979,000 is included in accrued liabilities and $16,735,000 in other long-term liabilities.

NOTE 5

SITE CLOSURE & RECLAMATION OBLIGATIONS

In the third quarter of 2007, the Corporation revised the undiscounted estimate for the Kemess South mine site closure and reclamation costs used in the determination of the provision. In addition, the Corporation changed the estimated timing of when the costs would be paid. The continuity of the provision for these costs is as follows:

Balance, beginning of year	$28,197
Effect of change in estimated future cash flows	14,003
Site closure and reclamation liability incurred	88
Accretion expense	1,869
Effect of foreign exchange	4,393

Balance, end of period	$48,550

The estimated undiscounted cash flows used to determine the revised liability is $52,200,000. The majority of the site closure costs at the Kemess South mine are expected to be spent between 2008 and 2012 with some expenditures, such as monitoring, to be spent in excess of 100 years after the mine closes. The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 6.25% and the inflation rate used to determine future expected cost is 2.29%.

NOTE 6

SHORT-TERM INVESTMENTS

Northgate maintains a portion of its investments in AAA rated Auction Rate Securities (ARS). ARS are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short term liquidity. Beginning in August 2007 a number of ARS auctions began to fail and the Corporation is currently holding $72,600,000 in ARS, which currently lack liquidity. Northgate's ARS investments were originally structured and marketed by a major investment bank in the USA and all of Northgate's ARS investments continue to make regular cash interest payments and are still rated AAA by Standard & Poor's (S&P) and Aaa by Moody's.

Due to the high credit worthiness of its ARS investments, third party valuation reports, which value these investments at 100% of par value, and management's assessment that the liquidity issues surrounding the specific ASR securities held by the Corporation will be resolved within the next twelve months, these investments continue to be classified by the Corporation at September 30, 2007, as available for sale short-term investments at their original par value, which is equal to their fair value.

Q3 2007 Interim Report

The balance of the Corporation's investments are held in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers acceptances and other highly rated short term investment instruments which are recorded as cash and cash equivalents. The Corporation has no investments in Asset Backed Commercial Paper (ABCP), Mortgage Backed Securities (MBS) or Collateralized Debt Obligations (CDO).

NOTE 7

WRITE-DOWN OF MINERAL PROPERTY

During the quarter, the Joint Federal-Provincial Environmental Review Panel for the Kemess North project completed its review and submitted its final report to the federal and provincial Ministers of the Environment. The report recommended that the project not be permitted to proceed. The Federal and Provincial governments are now studying the Panel's report and are expected to make a final decision on whether to permit the development of Kemess North sometime in the first half of 2008.

In light of the negative panel recommendation, Northgate has written off the full carrying value ($32,347,000) of its investment in this property.

NOTE 8

COMMITMENTS AND CONTINGENCIES

On May 28, 2007, Northgate entered into an Option and Joint Venture Agreement ("Agreement") with Opawica Explorations Inc. ("Opawica") and is committed to spend Cdn$750,000 in exploration over the twelve month period from the effective date of the Agreement. In the third quarter of 2007, the Corporation fulfilled its obligation and provided an additional Cdn$562,000 (YTD Cdn$787,000) to Opawica to fund exploration activity.

NOTE 9

SUBSEQUENT EVENT

On October 29, 2007, Northgate announced that it had entered into a definitive Merger Implementation Agreement ("MIA") that provides for the acquisition by Northgate of Perseverance Corporation Ltd. ("Perseverance"), which operates two gold mines in Australia with a combined annual production of approximately 200,000 ounces. The transaction will be implemented via schemes of arrangement between Perseverance and its shareholders and warrant holders, respectively (the "Schemes"), and a resolution of holders of convertible subordinated notes to approve the early redemption of the notes. Under the Schemes, a wholly owned subsidiary of Northgate will acquire all of the outstanding fully paid ordinary shares of Perseverance. In addition, under the resolution of holders of convertible subordinated notes, the convertible subordinated notes will be cancelled. The transaction is subject to certain conditions, including the approval of securityholders.

Under Northgate's offer, Perseverance securityholders will receive (in Australian dollars (A$)):

  A$0.20 cash per ordinary share (total A$177.9 million);

  A$0.08 cash for each of the Perseverance warrants issued as part of the recent A$26.5 million placement (total A$14.1 million); and,

  A$100,000 (face value) plus any accrued interest per convertible subordinated note (total A$37.0 million).

Northgate has also agreed to acquire all of Perseverance's existing debt from a major financial institution in Australia (the "Bank") amounting to $30.6 million (A$33.5million) and is extending an additional bridging facility of up to $22.8 million (A$25.0 million). Northgate has also agreed to acquire approximately $43.8 million (A$48.0 million) gold forward contracts from the Bank and subsequent to the close of the Transaction, Northgate will close out these contracts.

Under the terms of the debt assumption and loan agreements, all debt held by Northgate will be in a first secured position and interest on the bridge financing will be deferred up to the date of successful conclusion of the transaction or termination of the MIA.

The additional bridging facility eliminates any short-term requirement for Perseverance to raise further equity capital.

In the event that the transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the Bank debt and bridging facility will become immediately repayable in full and Perseverance will be required to immediately close out the gold forward contracts.

In the event that the transaction does not close for any other reason, Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining Bank debt and the gold forward contracts will remain in place and subject to their current terms, only Northgate will be counterparty to Perseverance, having assumed these assets and the associated first secured lender position from the bank.

Q3 2007 Interim Report

SHAREHOLDER INFORMATION

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company's latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
TSX: NGX | AMEX: NXG	and general financial information may be directed to:
Keren R. Yun
Transfer Agent & Registrar	t. 416.216.2781
Shareholder inquiries relating to address changes and	e. kyun@northgateminerals.com
share certificates should be directed to:
Interested parties are also encouraged to visit our website
Computershare Investor Services	at www.northgateminerals.com.
510 Burrard Street
Vancouver, BC V6C 3B9
t. 604.661.0222
800.564.6253 (toll free in North America)
f. 604.669.1548

SELECTED QUARTERLY FINANCIAL DATA

(Thousands of US dollars,	2007 Quarter Ended			2006 Quarter Ended				2005
except per share, per ounce and per pound amounts)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Revenue	$86,756	$80,878	$74,313	$118,239	$102,667	$105,348	$85,059	$95,651
Earnings (loss) for the period (1)	(11,937)	8,647	9,406	19,790	14,902	50,315	21,735	44,527

Earnings (loss) per share (1)
Basic	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.23	$0.10	$0.21
Diluted	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.22	$0.10	$0.21
Metal production
Gold (ounces)	70,055	65,999	68,110	81,746	74,789	76,127	77,634	94,405
Copper (thousands pounds)	18,822	14,839	17,702	21,254	19,602	18,071	22,282	24,701
Metal Prices
Gold (LBM – $/ounce)	681	667	650	614	622	627	554	486
Copper (LME Cash – $/pound)	3.50	3.47	2.69	3.21	3.48	3.27	2.24	1.95

(1) The figures in the table for 2006 and 2005 reflect the Corporation's change in accounting policy for metal inventories. Refer to the Corporation's consolidated financial statements in the 2006 Annual Report for a description of this change.

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

FORWARD-LOOKING STATEMENTS

This interim report includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading "Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

Toronto Office	Vancouver Office
18 King Street East, Suite 1602	815 Hornby Street, Suite 406
Toronto, ON M5C 1C4	Vancouver, BC V6Z 2E6
t. 416.363.1701	t. 604.681.4004
f. 416.363.6392	f. 604.681.4003

MINING OPERATIONS
Kemess Mine	Young-Davidson
P.O. Box 3519	259 Matheson Street, Unit 1
Smithers, BC V0J 2N0	P.O. Box 187
Matachewan, ON P0K 1M0